UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                            Sequential
        Exhibit            Description                      Page Number
        -------            -----------                      -----------

       1.         Press release on Q1 2005 Quarterly
                  Reports, dated May 4, 2005                     4

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: May 9, 2005                   By: /s/ Dafna Gruber
                                       -----------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer

                                    EXHIBIT 1

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------

                                                           FOR IMMEDIATE RELEASE

                   ALVARION REPORTS FIRST QUARTER 2005 RESULTS

o    Broad-based growth continues
o    BreezeMAX(TM) continues to dominate WiMAX trials and commercial deployments

TEL AVIV, Israel--May 4, 2005 -- Alvarion Ltd. (NASDAQ: ALVR), the leading provider of wireless broadband solutions worldwide, today announced financial results for the first quarter ended March 31, 2005.

On a GAAP basis, revenue for the first quarter reached a record of $57.2 million, up 2% sequentially from $55.9 million and up 28% from $44.7 million in the first quarter of 2004. Net income was $0.4 million, or $0.01 per share for the quarter, compared with a net loss of $6.8 million or $0.12 cents loss per share in the fourth quarter of 2004 and net income of $1.4 million, or $0.02 per share in the first quarter of 2004. First quarter results included $0.9 million acquisition-related expenses pertaining to the purchase of interWAVE Communications on December 9, 2004, as well as $1.1 million of amortization of intangibles and $0.5 million amortization of deferred stock compensation. Management indicated that any additional acquisition-related charge in Q2 will be minimal.

Excluding amortizations and acquisition-related charges, on a non-GAAP basis, net income was $2.8 million, or $0.04 per share compared with $5.4 million, or $0.08 per share in the prior quarter and $2.1 million, or $0.03 per share in Q1 of 2004.

Gross margin increased to 46% as a result of favorable product mix. Excluding amortizations and acquisition-related expenses mentioned above, operating expenses increased to $24.2 million or 42% of revenue, on a non- GAAP basis, due primarily to the inclusion of interWAVE Communications' operating expenses for a full quarter.

Comments of Management

"Our team executed very well this quarter on all major objectives - financial, technical, and market development," said Zvi Slonimsky, CEO of Alvarion. "We are meeting our targets and continue to expect revenue growth of at least 25% this year.

"Demand is strong for both WiMAX and non-WiMAX solutions, and growth in Q1 was broad-based, coming from products for both licensed and license-exempt frequencies. Europe was a particular source of strength again this quarter as a result of increasing demand from independent operators using the 5.4 GHz licensed-exempt band that recently became available throughout Europe. These operators are moving aggressively to fill the holes in DSL coverage and, in turn, are prompting the Tier 1 operators to begin moving as well.

"The integration of interWAVE's business is progressing according to plan, and we are beginning to expand our pipeline of new opportunities. Based on this we continue to believe that, once we move through the normal sales cycles for this business, we will begin to see more traction during the second half of the year.

"We recently celebrated another important milestone in the widespread adoption of the WiMAX standard when Intel officially launched their Intel PRO/Wireless 5116 chip. Alvarion is the first company to offer a live demonstration of a working CPE, based on the Intel chip, connected to a live operator's network. This important event took place during the last WiMAX summit in Malaga and is an indication of our time-to-market advantage.

"It was certainly gratifying that most of the operators that participated in the Intel launch event, including Altitude, Iberbanda, and Millicom, are Alvarion customers. Evaluation and trial deployment activity remains brisk, with Alvarion involved in most of the active trials around the world. The scope and duration of these trials up to this point reinforces our belief that our growth will accelerate in the second half of the year.

"We believe that we stand on the threshold of the WiMAX revolution in fixed broadband access, and we look forward to continuing to lead the market for mobile WiMAX through our collaboration with several major partners. We see a bright future for both fixed and mobile applications of this technology," concluded Mr. Slonimsky.

Guidance
--------

The Company's revenue guidance for Q2 2005 is $53 million to $58 million. This guidance assumes no substantial contribution from additional orders related to a major customer's ongoing project due to the difficulty in predicting the precise timing of orders.

At the revenue range above, net earnings per share are expected to range between breakeven and 3 cents while non-GAAP net earnings per share, which excludes amortization of intangibles and acquisition-related charges, is expected to range between 2 and 5 cents.

Alvarion's management will host a conference call today, May 4, at 9:00 a.m. Eastern Time to discuss the quarter. To participate in the call, please dial one of the following numbers approximately five minutes prior to the scheduled start time: USA: 612-332-1025; International: +1-612-332-1025.

The public is invited to listen to the live webcast of the conference call. For details please visit Alvarion's website at www.alvarion.com. An archive of the on-line broadcast will be available on the website. A replay of the call will be available from 2:30 p.m. EDT on May 4 through 11:59 p.m. EDT on May 11, 2005. To access the replay, please call USA: 320-365-3844, International:
+1-320-365-3844. To access the replay, users will need to enter the following code: 777770.

About Alvarion

With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges. As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1 650 314 2653.

                         ALVARION LTD.& ITS SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                            U.S. dollars in thousands

                                                         March 31,  December 31,
                                                           2005        2004
                                                         --------   -----------
          ASSETS

Cash, cash equivalents, short-term and long-term
 investments                                             $127,162    $132,682
Trade receivables                                          31,533      28,148
Other accounts receivable                                   5,553       6,492
Inventories                                                37,892      41,328
Severance pay fund                                          7,191       7,025
Long-term receivables                                         468         456

PROPERTY AND EQUIPMENT, NET                                12,150      11,925

GOODWILL AND OTHER INTANGIBLE ASSETS                       99,385     100,479
                                                         --------    --------

TOTAL ASSETS                                             $321,334    $328,535
                                                         ========    ========

          LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables                                           $ 29,214    $ 26,481
Other accounts payable and accrued expenses                45,683      55,611
                                                         --------    --------

Total current liabilities                                  74,897      82,092

LONG TERM LIABILITIES                                       1,728       3,505

ACCRUED SEVERANCE PAY                                      10,418      10,126
                                                         --------    --------

TOTAL LIABILITIES                                          87,043      95,723

SHAREHOLDERS'  EQUITY                                     234,291     232,812
                                                         --------    --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $321,334    $328,535
                                                         ========    ========

                         ALVARION LTD.& ITS SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                U.S. dollars in thousands (except per share data)


                                                     Three            Three           Three
                                                     Months           Months          Months             Year
                                                     Ended            Ended           Ended              Ended
                                                    March 31,        March 31,      December 31,      December 31,
                                                   ---------        ---------       -----------       -----------
                                                      2005             2004             2004              2004
                                                   ---------        ---------       -----------       -----------

Sales                                              $  57,233        $  44,679        $  55,878         $ 201,507

Cost of sales                                         30,739           25,654           31,328           113,741

                                                   ---------        ---------        ---------         ---------
Gross profit                                          26,494           19,025           24,550            87,766
                                                   ---------        ---------        ---------         ---------

Operating expenses:
Research and development, net                          9,356            6,614            7,598            27,816
Selling and marketing                                 11,989            8,987           10,002            39,038
General and administrative                             2,850            2,240            2,663             9,682
Amortization of acquired current
 technology, customer relationships
 and trademarks                                        1,094              669              772             2,779
Amortization of deferred stock compensation              530               11               27                60
Acquisition related expenses                             868               --              369               369
In Process Research & Development write-off               --               --           10,993            10,993
                                                   ---------        ---------        ---------         ---------
Total Operating expenses                              26,687           18,521           32,424            90,737
                                                   ---------        ---------        ---------         ---------
Operating income (loss)                                 (193)             504           (7,874)           (2,971)

Financial income, net                                    549              932            1,119             3,821
                                                   ---------        ---------        ---------         ---------
Net Income (loss )                                 $     356        $   1,436        $  (6,755)        $     851
                                                   ---------        ---------        ---------         ---------

Basic earnings (loss) per share                    $    0.01        $    0.03        $   (0.12)         $ 0.02 $
                                                   =========        =========        =========         =========

Weighted average number of shares
 used in computing basic earnings
 (loss) per share                                     58,083           55,190           57,619            56,549
                                                   =========        =========        =========         =========

Diluted earnings (loss) per share                  $    0.01        $    0.02        $   (0.12)        $    0.01
                                                   =========        =========        =========         =========

Weighted average number of shares
 used in computing diluted earnings
 (loss) per share                                     63,708           62,804           57,619            63,754
                                                   =========        =========        =========         =========

                         ALVARION LTD.& ITS SUBSIDIARIES

                      DISCLOSURE OF NON-US GAAP NET INCOME

      FOR COMPARATIVE PURPOSES NET INCOME AND EARNINGS PER SHARE EXCLUDING
       AMORTIZATION OF ACQUIRED INTANGIBLES, DEFERRED STOCK COMPENSATION,
        ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT WRITE-OFF AND OTHER
                          ACQUISITION RELATED EXPENSES

                U.S. dollars in thousands (except per share data)


                                                     Three            Three           Three
                                                     Months           Months          Months             Year
                                                     Ended            Ended           Ended              Ended
                                                    March 31,        March 31,      December 31,      December 31,
                                                   ---------        ---------       -----------       -----------
                                                      2005             2004             2004              2004
                                                   ---------        ---------       -----------       -----------

Net Income (loss) according to US GAAP             $    356         $  1,436         $ (6,755)         $    851

Amortization of acquired current
 technology, customer relationships
 and trademarks                                       1,094              669              772             2,779

Amortization of deferred stock compensation             530               11               27                60

Acquisition related expenses                            868             --                369               369

Acquired In-Process Research &
 Development write-off                                 --               --             10,993            10,993
                                                   --------         --------         --------          --------
Net Income excluding amortization of
 intangibles and deferred stock
 compensation, acquisition related
 expenses and In-process Research
 and Development write-off                         $  2,848         $  2,116         $  5,407          $ 15,052
                                                   ========         ========         ========          ========

Basic net earnings per share,
 excluding amortization of
 intangibles and deferred stock
 compensation, acquisition related
 expenses and In-process Research
 and Development write-off                         $   0.05         $   0.04         $   0.09          $   0.27
                                                   ========         ========         ========          ========

Weighted average number of shares
 used in computing basic net earnings
 per share                                           58,083           55,190           57,619            56,549
                                                   ========         ========         ========          ========

Diluted net earnings per share,
 excluding amortization of
 intangibles and deferred stock
 compensation , acquisition related
 expenses and In-process Research
 and Development write-off                         $   0.04         $   0.03         $   0.08          $   0.24
                                                   ========         ========         ========          ========

Weighted average number of shares
 used in computing diluted net
 earnings per share                                  63,708           62,804           64,447            63,754
                                                   ========         ========         ========          ========

                         ALVARION LTD.& ITS SUBSIDIARIES
                        CONDENSED CONSOLIDATED CASH FLOW
                            U.S. dollars in thousands

                                                                     Three
                                                                  Months ended
                                                                 March 31, 2005
                                                                ----------------

Cash flows from operating activities:
Net Income                                                         $     356
Adjustments to reconcile net income to net cash
 provided by operating activities:
Depreciation                                                           1,053
Amortization of deferred stock compensation                              530
Unrealized gain from derivative financial instruments                   (187)
Amortization of intangibles                                            1,094
Increase in trade receivables                                         (3,385)
Decrease in other accounts receivable and prepaid expenses               939
Decrease in inventories                                                3,436
Increase in trade payables                                             2,733
Decrease in Long term receivables                                        (12)
Decrease in other accounts payables and accrued expenses              (6,374)
Accrued severance pay, net                                               126
                                                                   ---------
Net cash provided by operating activities                                309

Cash flows from investing activities:
Purchase of fixed assets                                              (1,278)
                                                                   ---------
Net cash used in investing activities                                 (1,278)

Cash flows from financing activities:
Proceeds from exercise of employees' stock options,
 net of expenses                                                         780
Repayment of long term liability                                      (1,777)
                                                                   ---------
Net cash used in financing activities                                   (997)

Cash flows from non-recurring  activities:
Cash used to IWAV trade payables related to the merger                (3,554)
                                                                   ---------
Net cash used in non-recurring activities                             (3,554)

                                                                   ---------
Decrease in cash, cash equivalents, short-term and
 long-term investments                                                (5,520)
Cash, cash equivalents, short-term and long-term
 investments at the beginning of the period                          132,682
                                                                   ---------
Cash, cash equivalents, short-term and long-term
 investments at the end of the period                              $ 127,162
                                                                   =========